04001852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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3.1.2004

04 2-27-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46722

SEC MAIL RECEIVED
FEB 26 2004
WASH. D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 AND ENDING 12/31/2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IMS Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 City West Blvd. Suite 500
(No. and Street)

Houston TX 77042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Gammon 713-266-2993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buffington & Company P.C.
(Name – *if individual, state last, first, middle name*)

12012 Wickchester Lane Suite 430 Houston TX 77079
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gammon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMS Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

REANETTE FORD
Notary Public, State of Texas
My Commission Expires
June 08, 2004

Signature

Chief Finacial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IMS SECURITIES, INC.

ANNUAL AUDITED REPORT

YEAR ENDED DECEMBER 31, 2003

TABLE OF CONTENTS

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX: (281) 920-5456

Independent Auditor's Report

To the Stockholder and Directors
IMS Securities, Inc.
Houston, Texas

We have audited the accompanying balance sheet of IMS Securities, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17-a5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMS Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buffington & Company, P.C.

February 24, 2004

IMS SECURITIES, INC.
BALANCE SHEET
December 31, 2003

ASSETS

Current Assets		
Cash and cash equivalents	$	133,249
Investments in Securities, at market value		32,560
Accounts receivable- brokers		88,917
Due from related company		-
Federal income taxes receivable		3,107
Prepaid expenses		15,004
Total current assets		272,837
Total Assets	$	272,837

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Notes payable	$	126,565
Due to related company		-
State income taxes payable		319
Deferred income tax liability		1,450
Total current liabilities		128,334
Total Liabilities		128,334
Stockholder's Equity		
Common stock, $.01 par value, 1,000,000 shares authorized, 100,000 shares issued and outstanding		1,000
Additional paid-in capital		24,000
Retained earnings		119,503
Total Stockholder's Equity		144,503
Total Liabilities and Stockholder's Equity	$	272,837

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF INCOME
Year Ended December 31, 2003

Revenue:	
Commissions and fees	$ 13,717,469
Interest income	44,076
Other income	18,100
Total Revenue	13,779,645
Expenses:	
Commissions paid	12,405,756
Management fee	1,235,243
Professional fees	7,163
Insurance	15,959
Dues and fees	43,198
Bad debts	3,288
Salaries and taxes	8,074
Interest	2,613
Office and other expenses	53,871
Total Expenses	13,775,165
Net income before taxes	4,480
Provision for income taxes-	
Current expense	(1,626)
Deferred credit	900
Total income tax expense	(726)
Net income	$ 3,754

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2003

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balances at January 1, 2003	$ 100,000	$ 1,000	$ 24,000	$ 115,749	$ 140,749
Net income				3,754	$3,754
Balances at December 31, 2003	100,000	$1,000	$24,000	$119,503	$144,503

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
Year Ended December 31, 2003

Liabilities subordinated to claims of general creditors:

Balance at January 1, 2003	$ ---
Changes during the year ended December 31, 2003	---
Balance at December 31, 2003	$ ---

See accompanying notes to the financial statements.

IMS SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS-

Cash Flows from Operating Activities		
Net income	$	3,754
Adjustment to reconcile net income to net cash provided by operating activities:		
Deferred tax expense (credit)		(900)
Change in investment value		(2,281)
Financed settlement expense		30,000
Change in assets and liabilities:		
Increase in receivables		(701)
Decrease in prepaid expenses		(11,789)
Decrease in accounts payable		(10,048)
Increase in income taxes payable		(4,819)
Net cash used by operating activities		3,216
Cash Flows from Investing Activities:		-
Cash Flows from Financing Activities:		
Repayment of notes payable, net of broker reimbursements		57,540
Net cash used by financing activities		57,540
Net Decrease in Cash and Cash Equivalents		60,756
Cash and cash equivalents- Beginning of year		72,493
Cash and cash equivalents- End of year	$	133,249

See Note 2

See accompanying notes to the financial statements.

1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Company Activities - The Company is organized as a securities broker/dealer subject to the approval of the National Association of Securities Dealers (NASD). The Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers.

The Company was formed on October 4, 1993, and primarily operates in the geographic area of Houston, Texas.

Income Taxes - The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement basis and income tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The differences relate primarily to the use of the cash basis of accounting for tax reporting in prior years. The Company offsets loss carryforwards against net timing differences in determining deferred tax liabilities.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Doubtful accounts – The Company provides an allowance for doubtful accounts receivable. At December 31, 2003, no allowance was considered to be necessary. Bad debts from losses and uncollectible accounts during the year ended December 31, 2003 totaled $3,288.

Cash Equivalents - The Company treats all investments with a maturity of three months or less at the date of acquisition as cash equivalents.

2. *CASH FLOWS*

Non-cash investing and financing activities during the year ended December 31, 2003, consisted of financing insurance policies on its own behalf through the execution of a note payable in the amount of $215,810.

2. *CASH FLOWS (Cont.)*

Income taxes paid during the year ended December 31, 2003, totaled $6,431. Interest paid during the year ended December 31, 2003, totaled $2,613.

3. *INVESTMENTS*

At December 31, 2003, the Company had subscribed to and owned investment securities as follows:

Description:	Fair Market Value
United Mortgage Trust, 1,284 shares of beneficial interest including reinvested earnings	$25,880
National Association of Securities Dealers, 300 warrants	3,300
Warren Resources, Inc., 338 shares of common stock	3,380
Total investments	$30,279

United Mortgage Trust paid dividends to the company totaling $2,281 in 2003 that were reinvested as additional shares in the trust.

None of the investment securities are traded in the open market. In the opinion of the Company's management, the costs of the investment securities approximate their fair market values at December 31, 2003. The investments are classified as available for sale at December 31, 2003.

4. *ACCOUNTS RECEIVABLE - BROKERS*

Advances to brokers consist of amounts paid to or on behalf of licensed brokers who have contracted to work with the Company. The amounts include advances against future commissions, payments of license, insurance and other fees, and reimbursable commission charges.

5. *NOTES PAYABLE*

The Company had the following notes payable at December 31, 2003:

Note payable, insurance- Payable in monthly installments of $24,304 through April 2003, with interest included at 3.25%. The note includes amounts reimbursed by the company's brokers as well as the Company's share of insurance.	$ 96,565

5. *NOTES PAYABLE (Cont.)*

Promissory note payable- Dated December 1, 2003. Payable in 6 monthly installments of $5,000 each beginning on January 5, 2004 without interest. Note is pursuant to a settlement agreement.	30,000
Total notes payable, all due within one year	$ 126,565

6. *INCOME TAXES*

The net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are reflected in deferred income taxes. The components of the Company's deferred tax liability at December 31, 2003 are as follows:

Effect of using the cash basis of accounting used for tax reporting in prior years. The Company converted to the accrual method in 202 and is recognizing the timing difference at that time over four years as allowed by law	$1,450

Significant components of the provision for income taxes for the year ended December 31, 2003, are as follows:

Current:	
Federal	$ 1,307
State	319
Total current income tax expense	1,626
Deferred credit	(900)
Total income tax expense	$ 724

7. *RELATED PARTY TRANSACTIONS*

The Company has executed an agreement to pay a management fee to a corporation that is owned by the Company's stockholder. The management fee includes rent for office space and reimbursement for operating expenses incurred by the management corporation including salaries for all support personnel. Payments under the agreement are based on the Company's revenues, net of certain expenses, as determined by the stockholder. For the year ended December 31, 2003, $1,235,243 was incurred and paid as management

8. CONTINGENCIES

fees under the agreement. There were no balances due to the related company at December 31, 2003.

9. CONTINGENCIES

There are claims and lawsuits arising against the Company from time to time in the ordinary course of its business. The Company's insurance carrier is handling all currently pending claims. In the opinion of management the Company has sufficient insurance coverage to cover the costs of resolving any pending and potential claims. Management believes that additional uninsured losses or costs, if any, resulting from these matters will not be material to the financial condition of the Company or to the results of its future operations.

9. CREDIT RISK

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers, banks, insurance companies and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the financial instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

10. NET CAPITAL

The Company is exempt from the reserve requirements of Securities and Exchange Commission Rule 15c3-3 in accordance with rule section (k)(2)(ii); all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

IMS SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003

COMPUTATION OF NET CAPITAL -		
Total stockholder's equity		$144,503
Total stockholder's equity qualified for net capital		144,503
Add-		
Allowable credits:		
Deferred income tax liabilities resulting from nonallowable assets		1,450
Total capital and allowable subordinated liabilities		145,953
Deductions and/or charges-		
Nonallowable assets:		
Accounts receivable, unsecured	88,917	
Investments	32,560	
Prepaid insurance	15,004	
	136,481	(136,481)
Net capital before haircuts on securities positions		9,472
Haircuts on securities:		
Trading and investment securities, other	---	
Undue concentration	---	---
Net capital		*$ 9,472*

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT-	
Minimum net capital requirement	$ 5,000
Excess net capital	$ 4,472
Excess net capital at 1000%	$ 51,065

COMPUTATION OF AGGREGATE INDEBTEDNESS-	
Total liabilities	$ 128,334
Total aggregate indebtedness	$ 128,334
Ratio of Aggregate Indebtedness to Net Capital	0.89 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2003)-

Net capital as reported in the Company's Part II (unaudited)	$ 32,166
Allowable credits not reported	1,450
Net audit adjustments	(24,144)
Net capital, Per above	*$ 9,472*

See independent auditor's report.

BUFFINGTON & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
12012 WICKCHESTER LANE, SUITE 430
HOUSTON, TEXAS 77079
(281) 920-5455 FAX (281) 920-5456

To the Board of Directors
IMS Securities, Inc.
1500 City West Boulevard, Suite 500
Houston, Texas 77042

In planning and performing our audit of the financial statements of IMS Securities, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by IMS Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining complianc3e with the exemptive provisions of rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures refereed to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to

above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure was for the limited purpose described in the first paragraph and would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by officers or employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934

This report is intended solely for the information and use of IMS Securities, Inc. management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Buffington & Company, P.C.

February 24, 2004